Exhibit (a)(1)(J)

Final reminder email to Eligible Employees

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To be sent July 1st
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From Shiva Fritsch, Chief Communications and People Officer
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To Eligible Employees

Subject: Reminder: Stock Option Exchange Elections Close at Midnight Today!

As a reminder, the election window for the voluntary Stock Option Exchange Program closes at 11:59 p.m. ET on Wednesday July 1, 2026.

Whether you have already submitted your election(s) or are still considering your options, we encourage you to log in to the exchange website to review your election(s) before the deadline.

https://myoptionexchange.com

After the election window closes, no further changes can be made. If you don't submit an election by the deadline, your eligible stock options will remain unchanged.

If you have any questions, please review the program materials on the exchange website or email optionexchange@regenxbio.com.

Participation in the Option Exchange is voluntary. REGENXBIO and its Board of Directors make no recommendation as to whether you should participate or refrain from participating in the Option Exchange. You must make your own decision whether to participate. You should speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the Option Exchange. The Option Exchange is being made pursuant to the terms and conditions set forth in REGENXBIO’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Eligible Options for Replacement Options, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Option Exchange website located at: https://myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange, including related risks.